SANLUIS Corporación S.A. de C.V.
Monte Pelvoux 220-8° Piso Lomas de Chapultepec
11000 México, D.F. Tel.: (52) 5229-5800




03024936

82-2867


SEC MAIL PROCESSING
RECEIVED
JUL 30 2003
WASH. D.C. 155 SECTION

By FEDEX

July 28, 2003

SECURITIES AND EXHANGE COMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

To whom it may concern

Attached you could find a copy of the Consolidated Financial Information of SANLUIS Corporation, S.A. de C.V., for the Second Fiscal Quarter 2003.

Please, confirm the reception of this information with Antonio Olivo to the e-mail address aolivo@sanluiscorp.com.mx or by telephone to the number (525) 55229-5844.

If you have any question or comment, do not hesitate to contact me

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Best Regards

Antonio Olivo
SANLUIS Corporación, S.A. de C.V.

dlw 7/31

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** Quarter: **2** Year: **2003**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**7,158,263**	**100**	**7,726,614**	**100**
2	**CURRENT ASSETS**	**1,564,445**	**22**	**1,551,884**	**20**
3	CASH AND SHORT-TERM INVESTMENTS	154,697	2	248,551	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	668,485	9	669,219	9
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	283,095	4	158,240	2
6	INVENTORIES	343,294	5	352,101	5
7	OTHER CURRENT ASSETS	114,874	2	123,773	2
8	**LONG-TERM**	**202,849**	**3**	**391,349**	**5**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	57,869	1	172,467	2
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	51,823	1	45,827	1
11	OTHER INVESTMENTS	93,157	1	173,055	2
12	**PROPERTY, PLANT AND EQUIPMENT**	**4,126,997**	**58**	**4,277,014**	**55**
13	PROPERTY	1,105,086	15	1,221,113	16
14	MACHINERY AND INDUSTRIAL	4,358,257	61	4,168,993	54
15	OTHER EQUIPMENT	163,546	2	192,188	2
16	ACCUMULATED DEPRECIATION	1,752,387	24	1,541,613	20
17	CONSTRUCTION IN PROGRESS	252,495	4	236,333	3
18	**DEFERRED ASSETS (NET)**	**1,263,972**	**18**	**1,506,367**	**19**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**4,698,558**	**100**	**5,634,008**	**100**
21	**CURRENT LIABILITIES**	**1,319,433**	**28**	**1,226,494**	**22**
22	SUPPLIERS	481,363	10	707,586	13
23	BANK LOANS	470,833	10	161,729	3
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,121	0	108	0
26	OTHER CURRENT LIABILITIES	366,116	8	357,071	6
27	**LONG-TERM LIABILITIES**	**3,291,228**	**70**	**4,302,862**	**76**
28	BANK LOANS	3,280,549	70	4,286,717	76
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	10,679	0	16,145	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**87,897**	**2**	**104,652**	**2**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**2,459,705**	**100**	**2,092,606**	**100**
34	**MINORITY INTEREST**	**1,798,810**	**73**	**1,038,682**	**50**
35	**MAJORITY INTEREST**	**660,895**	**27**	**1,053,924**	**50**
36	**CONTRIBUTED CAPITAL**	**2,107,913**	**86**	**2,107,913**	**101**
37	PAID-IN CAPITAL STOCK (NOMINAL)	21,984	1	21,984	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	862,432	35	862,432	41
39	PREMIUM ON SALES OF SHARES	1,223,497	50	1,223,497	58
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(1,447,018)**	**(59)**	**(1,053,989)**	**(50)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,233,215	213	5,356,646	256
43	REPURCHASE FUND OF SHARES	497,979	20	497,979	24
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(7,113,594)	(289)	(7,344,751)	(351)
45	NET INCOME FOR THE YEAR	(64,618)	(3)	436,137	21

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**154,697**	**100**	**248,551**	**100**
46	CASH	129,618	84	248,551	100
47	SHORT-TERM INVESTMENTS	25,079	16	0	0
18	**DEFERRED ASSETS (NET)**	**1,263,972**	**100**	**1,506,367**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	297,353	24	351,599	23
49	GOODWILL	443,467	35	586,414	39
50	DEFERRED TAXES	509,871	40	537,498	36
51	OTHERS	13,281	1	30,856	2
21	**CURRENT LIABILITIES**	**1,319,433**	**100**	**1,226,494**	**100**
52	FOREING CURRENCY LIABILITIES	1,016,730	77	771,817	63
53	MEXICAN PESOS LIABILITIES	302,703	23	454,677	37
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**366,116**	**100**	**357,071**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	5,946	2	5,737	2
58	OTHER CURRENT LIABILITIES WITHOUT COST	360,170	98	351,334	98
27	**LONG-TERM LIABILITIES**	**3,291,228**	**100**	**4,302,862**	**100**
59	FOREING CURRENCY LIABILITIES	3,291,228	100	4,302,862	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**10,679**	**100**	**16,145**	**100**
63	OTHER LOANS WITH COST	10,679	100	16,145	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**0**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**87,897**	**100**	**104,652**	**100**
68	RESERVES	87,897	100	104,652	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(7,113,594)**	**100**	**(7,344,751)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(113,150)	(2)	(113,150)	(2)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(7,000,444)	(98)	(7,231,601)	(98)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER:**2** YEAR:**2003**

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	245,012	325,390
73	PENSIONS FUND AND SENIORITY PREMIUMS	10,042	8,855
74	EXECUTIVES (*)	19	16
75	EMPLOYERS (*)	1,081	1,185
76	WORKERS (*)	4,379	4,838
77	CIRCULATION SHARES (*)	227,957,568	227,957,568
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,516,031**	**100**	**2,376,772**	**100**
2	COST OF SALES	1,949,583	77	1,820,525	77
3	**GROSS INCOME**	**566,448**	**23**	**556,247**	**23**
4	OPERATING	349,999	14	344,066	14
5	**OPERATING INCOME**	**216,449**	**9**	**212,181**	**9**
6	TOTAL FINANCING COST	169,763	7	320,065	13
7	**INCOME AFTER FINANCING COST**	**46,686**	**2**	**(107,884)**	**(5)**
8	OTHER FINANCIAL OPERATIONS	44,751	2	35,368	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,935**	**0**	**(143,252)**	**(6)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	56,731	2	11,591	0
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(54,796)**	**(2)**	**(154,843)**	**(7)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(960)	0	(1,498)	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(55,756)**	**(2)**	**(156,341)**	**(7)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(55,756)**	**(2)**	**(156,341)**	**(7)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	(590,977)	(25)
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(55,756)**	**(2)**	**434,636**	**18**
19	NET INCOME OF MINORITY INTEREST	8,862		(1,501)	0
20	**NET INCOME OF MAJORITY INTEREST**	**(64,618)**	**(3)**	**436,137**	**18**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**2,516,031**	**100**	**2,376,772**	**100**
21	DOMESTIC	562,758	22	635,953	27
22	FOREIGN	1,953,273	78	1,740,819	73
23	TRANSLATED INTO DOLLARS (***)	236,357	9	243,679	10
6	**TOTAL FINANCING COST**	**169,763**	**100**	**320,065**	**100**
24	INTEREST PAID	165,453	97	95,988	30
25	EXCHANGE LOSSES	58,277	34	369,706	116
26	INTEREST EARNED	7,075	4	5,152	2
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(46,892)	(28)	(140,477)	(44)
8	**OTHER FINANCIAL OPERATIONS**	**44,751**	**100**	**35,368**	**100**
29	OTHER NET EXPENSES (INCOME) NET	44,751	100	35,368	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**56,731**	**100**	**11,591**	**100**
32	INCOME TAX	13,682	24	17,372	150
33	DEFERED INCOME TAX	34,210	60	(12,620)	(109)
34	WORKERS' PROFIT SHARING	8,901	16	8,670	75
35	DEFERED WORKERS' PROFIT SHARING	(62)	0	(1,831)	(16)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: 2 YEAR 2003
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,604,800	2,434,504
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	4,554,728	4,878,737
39	OPERATION INCOME (**)	388,379	330,232
40	NET INCOME OF MAYORITY INTEREST(**)	(624,173)	361,241
41	NET CONSOLIDATED INCOME (**)	(636,652)	316,152

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **2** YEAR: **2003**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(55,756)**	**434,636**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	165,218	845,760
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**109,462**	**1,280,396**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(74,747)	(416,100)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**34,715**	**864,296**
6	CASH FLOW FROM EXTERNAL FINANCING	27,140	(1,331,784)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**27,140**	**(1,331,784)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(40,350)**	**519,704**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	21,505	52,216
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	133,192	196,335
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	154,697	248,551

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**165,218**	**845,760**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	158,673	154,847
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	279,017
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	6,545	411,896
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(74,747)**	**(416,100)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(135,437)	(198,665)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	61,060	169
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	33,141	(64,524)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(50,264)	(24,853)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	16,753	(128,227)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**27,140**	**(1,331,784)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	133,992	(1,676,222)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(105,376)	345,873
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(1,476)	(1,435)
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(40,350)**	**519,704**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	560,675
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(40,350)	(68,806)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	42,136
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	(14,301)

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **2** YEAR: **2003**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(2.22)	%	18.29	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(94.44)	%	34.28	%
3	NET INCOME TO TOTAL ASSETS (**)	(8.89)	%	4.09	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(84.10)	%	32.32	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.64	times	0.63	times
7	NET SALES TO FIXED ASSETS (**)	1.10	times	1.14	times
8	INVENTORIES ROTATION (**)	10.11	times	10.55	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	42	days	44	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.75	%	11.38	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	65.64	%	72.92	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.91	times	2.69	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	91.69	%	90.07	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	79.75	%	100.60	%
15	OPERATING INCOME TO INTEREST PAID	1.31	times	2.21	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.97	times	0.87	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.19	times	1.27	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.93	times	0.98	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.33	times	0.28	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	11.72	%	20.27	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	4.35	%	53.87	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.97)	%	(17.51)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.21	times	9.00	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00	%	(13.24)	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (2.60)		$ 1.44	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ (3.38)		$ 1.88	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (1.19)		$ (1.04)	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 2.66		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.46)		$ (2.66)	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 2.90		$ 4.62	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.02	times	1.36	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(2.40)	times	2.08	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE**SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **2** YEAR: **2003**

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

LAS CIFRAS AL 30 DE JUNIO DE 2002 (TRIMESTRE AÑO ANTERIOR) INCLUYE LOS RESULTADOS DE HENDRICKSON RASSINI Y MOVIMIENTOS DE REESTRUCTURA (Ver Nota 8)
r4: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $158,673 EN 2003 Y $154,847 EN 2002 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

r24: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES PAGADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

r26: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES GANADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

Utilidad (pérdida) por acción no incluye la serie "D"
d04: Cálculo realizado sobre Acciones Ordinarias
d05: Cálculo realizado sobre Acciones Ordinarias
d06: Cálculo realizado sobre Acciones Ordinarias
d07: Cálculo realizado sobre Acciones Ordinarias

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

SANLUIS Corporación S.A. de C.V. and subsidiaries
Results for the 2nd. Quarter 2003
(Millions of US dollars)

MEXICO CITY - July 24th, 2003. SANLUIS Corporación, S.A. de C.V. (BMV: SANLUIS), a Mexican industrial group that manufactures auto parts, today reported results for the three months ended June 30th, 2003.

Compared with the same period last year sales increased 3%.
On an accumulated basis, during the year's first half, sales increased by 8% while EBITDA improved 4%.
In the second quarter sales were U$ 121.2 million.
EBITDA in the last three months was U$ 16.9 million.
Rassini Chassis Systems, which will manufacture coil springs for the automotive suspensions, was inaugurated in Ohio, USA.

Operational Results

Sales and EBITDA (earnings before interest, depreciation, amortization and income taxes) of SANLUIS in the second quarter were U$ 236.4 million and U$ 35.2 million, respectively.
Higher sales levels combined with increased plant efficiency, higher productivity, lower average steel price, reduced fixed costs at plants as well as lower sales and administrative expenses have brought as a result satisfactory EBITDA levels. These improvements partially compensated negative influences like gas, power and scrap price increases. The company absorbed product price reductions as a consequence of discounts in mature platforms as well as extraordinary discounts requested by Daimler-Chrysler. During the quarter, a shift in the brake product mix was experienced as lower priced products increased its share since higher priced products reduced their volumes.
Although foreign exchange losses incurred were lower than last year, and EBITDA improved and financial expenses were on a reduced level, all of these elements did not translate into higher net income. This occurred since on a pro-forma basis the results of the financial restructuring, in anticipation of its closing, were already reflected one year ago since an agreement in principle was reached at that point in time with a lenders representative committee. The following table shows this point.

(Amounts in U$ Million)	January- June	
	2002	2003
- EBITDA	$ 33.7	$ 35.2
- Depreciation	(15.3)	(14.9)
- Net Financial expense	(24.9)	(14.8)
- (Loss) Foreign exchange gain	(37.4)	(5.5)

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

- Monetary Position (Loss) Gain	13.9	4.4
- Other (Expenses) Gains	1.8	(4.2)
- Taxes+Profit sharing	11.7	(5.3)
- (Loss) Gain before minorities and debt restructure effects	$ (16.5)	$ (5.1)
- Restructure effects and mining sale	53.3	- -
- Minority Participation (Gain) Loss	(0.6)	1.0
- Net Income (Loss)	$ 37.4	$ (6.1)

The effects derived from the financial restructure and sale of the Mining Division were already incorporated in second quarter 2002 numbers. It generated an extraordinary favorable of U$ 53.5 million consisting of:

	U$ Million
Debt restructuring effects	
- Debt discount	$ 83.9
Cancelled interests due in 2001 and 2002, net of deferred taxes	17.4
- Foreign exchange effects	1.7
Debt restructuring	$ 103.0
Loss Mining Division sale	$ (49.7)
Total extraordinary restructure & mining sale effect	$ 53.3

Assuming that the above mentioned special effect was eliminated, the half year results would be a U$ 5.1 million loss which compares with last year's reported net loss of U$16.5 million.
The positive operational results are not completely reflected in a higher cash position because in the Suspension business we incorporated a new supplier. While our most important special steel supplier normalized its operations, after a prolonged strike, we purchased raw material from an alternative source at lower prices but less credit tenor.

The suspension business, including Brazil, recorded sales during the first six months of U$ 169.5 million, which places it at the same level achieved in the same period during 2002.
The Brake business during the last quarter reached sales of U$ 34.4 million, a 22.0% increase over the same period in 2002.
In the first half of the year Brakes' sales were 30.2% more than in the same period 2002.

Rassini Chassis Systems

Rassini Chassis Systems' plant was inaugurated in Montpelier, Ohio, USA. The new business unit will produce coil spring suspensions. It will have four production lines capable of producing 10 million springs annually for the OEM car and pick-up market. The plant enjoys a close proximity to its suppliers and customers, facilitating the reception of raw material and finished product delivery elements that will unquestionably become competitive advantages in the value creation chain. The plant will employ 80 people.
The incursion in the United States is to consolidate SANLUIS Rassini's

leadership as a designer and producer of high tech suspension system components throughout the American continent.

SANLUIS

SANLUIS produces suspensions and brake components for the global automotive industry, with a principal focus on original equipment manufacturers (OEMs).

Suspension products include leaf springs (parabolic and multi-leaf), coil springs, torsion bars, bushings, and stabilizer bars. The Brake Division produces drums and discs.

SANLUIS Rassini has a 90% share of the Mexican market for light truck suspensions and a 62% share of the U.S. and Canadian market. Its solid and diversified client base includes General Motors, Ford, DaimlerChrysler, Nissan, Volkswagen, and Toyota.
In the Brake business, SANLUIS Rassini has an 12% market share in the U.S. and Canada in the disc and drum segment of the light vehicles.

SANLUIS Corporación, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003 AND 2001

Monetary figures expressed in thousands of Mexican pesos of June 30, 2003 purchasing power.

In last year's second quarter numbers are included the Hendrickson Rassini operations (this business was sold August 2002) as well as the restructuring effects assuming a 100% success (the final rate was 87%). This same assumption is the one reported as current quarter in 2002.

The following financial statement comments do not consider Hendrickson Rassini's operations in last year's numbers. This is with the purpose to make the information comparable, it also includes the actual debt restructure results.

NOTE 1 - COMPANY OPERATIONS AND DISCONTINUED OPERATIONS:

a. Corporate structure -

SANLUIS Corporación, S. A. de C. V. (SANLUIS) and its subsidiaries (the company) are engaged in the autoparts business. Most of the company sales are denominated in US dollars.

b. Business conditions -

The company was incurred in significant indebtedness over the last six years to finance capital improvements for the purpose of expanding the production capacity; however, the slowdown in the North American automotive sector as well as in delays in new platform launches by the OEM customers had a material adverse effect on the company's liquidity and ability to refinance maturing debt, principal payments of which were due in late 2001 and early 2002. In addition the company had failed to comply with certain ratios contained in various loan agreements.

The company formulated a restructuring plan, which included the implementation of cost-cutting measures and the sale of non-strategic assets and write-off of assets. As explained in more detail in Note 4, the company has completed the restructuring of its debt.

c. Sale of non-strategic assets -

i. Minas Luismin, S. A. de C. V. (Minas Luismin)
In June 2002, the company entered into an agreement to sell its equity interest in Minas Luismin (Mining Company) and other exploration projects to Wheaton River Minerals, Ltd. (Wheaton), in exchange for US$55.2 and 9,084,090 common shares in Wheaton. An additional contingent silver price adjustment payment of 11,355,113 in common shares of Wheaton may be made if the price of silver averages US$5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004. The company recorded a Ps506,411 loss on the sale of Minas Luismin, which is disclosed as discontinued operations in the

accompanying consolidated statement of income. A significant portion of the proceeds was used to restructure the debt owed by SANLUIS (see Note 4).

ii. Hendrickson Rassini, S. A. de C. V.

On September 5, 2002 SANLUIS Rassini Autopartes, S. A. de C. V. (SRA) entered into an agreement to sell its equity interest in Hendrickson Rassini, S. A. de C. V. to Hendrickson International Corporation in exchange for Ps71,794 (US$7.1 million). SRA received a cash payment of US$5 million; the outstanding balance was paid on January 3, 2003 (US$1.1 million) and the remainder is payable on January 2, 2004 (US$1 million) subject to interest at LIBOR plus 400 basis points, payable quarterly. These proceeds were used for working capital purposes. The company recorded a Ps6,232 gain on the sale, wich is stated as discontinued operations in the consolidated statement of income.
iii. Brembo Rassini

iii. Brembo Rassini, S. A. de C. V.

On February 6, 2002, SRA entered into a share purchase agreement with Brembo Participations, BV for the sale of 172,295 shares representing 25% of the capital stock of Brembo Rassini, for US$4.4 million. This sale resulted in a loss of Ps5,845, net of expenses, which was recorded as other expense in the consolidated statement of income. After the sale, SRA maintains 24% of Brembo Rassini.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements are summarized below:

a. Accounting for the effects of inflation

The consolidated financial statements have been prepared in accordance with Accounting Principles Generally Accepted in Mexico (Mexican GAAP) issued by the Mexican Institute of Public Accountants (MIPA), and accordingly recognize the effects of inflation on the financial information in accordance with the following rules:

- Inventory and cost of sales are restated using replacement costs.

- Machinery and equipment of foreign origin are restated by applying the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the balance sheet date. Property, plant and equipment of local origin are restated by applying factors derived from the National Consumer Price Index (NCPI).

- The components of stockholders' equity are restated by using factors derived from the NCPI.

- The cumulative loss from holding nonmonetary assets [the net difference

between: i) the restatement of property, plant and equipment of foreign origin, inventories and cost of sales following the procedures described in the previous paragraphs of this note, and ii) adjustments to the related historical costs based on the NCPI] is included in stockholders' equity.

- The gain in purchasing power from holding monetary assets and liabilities is included in net comprehensive financing cost.

b. Principles of consolidation

The consolidated financial statements include SANLUIS and all subsidiaries under its control. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents

The company considers all highly liquid investments to be cash equivalents and states them at market value.

d. Inventories and cost of sales

Inventories are stated at estimated replacement cost, as follows:

- Finished products: at the most recent production cost, and
- Raw materials and operating materials: at the most recent purchase price.

Amounts so determined are not in excess of market.

Cost of sales is determined by the Last-In, First-Out (LIFO) method.

e. Property, plant and equipment

Property, plant and equipment are originally recorded at cost an restated as mentioned in paragraph a. of this note.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets.

f. Investment in affiliates

The investment in affiliates in which the company holds more than 20% but less than 50% equity interest is accounted for by the equity method.

Other investments in shares in which the company's interest is less than 20% are stated at the lower of cost and market value.

The company periodically reviews the carrying value of these investments, which are written down upon evidence of impairment.

g. Impairment of long-lived assets

The company periodically evaluates the carrying value of its fixed and intangible assets, on the basis of future operating cash flows.

The company has studied the implementation of bulletin C-15 and it does not represent an important effect in its information, this bulletin is required to be applied beginning on January 1, 2004

h. Goodwill

The excess of cost over book value of subsidiaries acquired (goodwill) is amortized using the straight-line method over periods of ten and twenty years and restated by applying factors derived from the NCPI.

i. Income tax and employees' profit sharing

Deferred taxes are recognized by applying the income tax rate to all differences between book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization.

Deferred employees' statutory profit sharing is calculated based on nonrecurring temporary differences between the book profit and the profit subject to employees' statutory profit sharing.

j. Debt issuance and restructuring costs

Debt issuance and restructuring costs are originally recorded at cost and restated by applying factors derived from the NCPI. These costs are amortized by the straight-line method over the life of the related debt, and their amortization is included in comprehensive financing cost.

k. Deferred start-up costs

Deferred start-up costs of new product lines, which include training, reworks, prototypes, etc., are recorded at acquisition cost and are restated by applying factors derived from the NCPI. Amortization is calculated by the straight-line method over periods not exceeding ten years.

l. Labor obligations

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the company's noncontributory retirement plan for employees, are recognized as expenses of the years in which the services are rendered, through contributions to irrevocable trust funds and the establishment of accruals based on actuarial studies.

Actuarial losses and the transition liability are being amortized over the average remaining service life of the employees expected to benefit from the plan (approximately twenty years).

Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to the results of the year in which such amounts become payable.

m. Transactions in foreign currencies and translation of foreign operations

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates.

Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income, or are capitalized if they are attributable to exploration projects and/or construction in progress, as part of comprehensive financing cost.
In order to consolidate Rassini NHK Autopecas, S/A (located in Brazil), the company follows the provisions of Statement B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations". Thus, monetary and nonmonetary assets and liabilities, as well as income and expenses, are converted at the exchange rate in effect on the balance sheet date. Differences arising from the translation of financial statements into Mexican pesos are recorded in stockholders' equity. At June 30, 2003 and 2002, the effects of translating Rassini NHK Autopecas S/A were not material.

n. Earnings per share

Earnings per share are computed according to Statement B-14 "Earnings per Share", by dividing the income of majority stockholders by the weighted average number of shares outstanding during the year (227,957,568). Earnings per share computations of Series "D" shares include the right to additional dividends.

o. Mandatorily convertible debentures

As mentioned in Note 4, SANLUIS Co-Inter, S. A. (SISA) issued Mandatorily Convertible Debentures (MCDs). According to accounting principles generally accepted in Mexico, since the MCDs are convertible to a fixed number of Series "B" SISA shares, the company's creditors are subject to the same risks as the company's stockholders, and consequently, must be classified in equity. Interest on these debt instruments is recorded in results of the year, against a special account in stockholders' equity.

The related investment of minority stockholders is restated by applying factors derived from the NCPI.

p. Revenue recognition

Sales of leaf spring, coil springs and brake components are recognized upon delivery of products and customers acceptance. Revenues are recognized only when the company has transferred to the buyer the risks and rewards of ownership of the goods, and when the amount of revenue and the cost incurred or to be incurred in the transaction can be measured reliably.

q. Use of estimates

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the amounts

reported in the financial statements. Actual results could differ from those estimates.

r. Recently issued accounting standards

In December 2001, the MIPA issued revised Statement C-8 "Intangible Assets", which supersedes existing Statement C-8. The provisions of this new statement are required to be applied beginning on January 1, 2003; although, early adoption is recommended.

Statement C-8 provides a clear definition of research and development costs, requiring that only development costs could be deferred to a future period. Furthermore, Statement C-8 states that pre operating costs should be expensed as a period cost, unless they could be classified as development costs. Statement C-8 requires that goodwill and intangible assets, including previously existing goodwill and intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over its useful life.

In November 2001, the MIPA issued revised Statement C-9 "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments", which supersedes the original Statements C-9 and C-12. The provisions of this new statement are required to be applied beginning on January 1, 2003, although, early adoption is recommended.

Statement C-9 establishes a methodology for the valuation, presentation and disclosure of liabilities and provisions, as well as for the valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, this statement establishes guidelines for the recognition of liabilities and derecognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Statement C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements, contingent liabilities that have a possible realization cannot be accounted for in the financial statements, but must be disclosed, and contingent liabilities that have a remote realization cannot be accounted for in the financial statements and are not required to be disclosed. Statement C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceeds the company's immediate needs or if the commitment is considered a contracted obligation.

NOTE 3 - FOREIGN CURRENCY POSITION:

Except where otherwise indicated, amounts in this note are expressed in million of US dollars (US$), since this is the currency in which most of the company's foreign currency transactions are carried out.

At June 30, 2003, the exchange rate was Ps10.5188 to the US dollar

NOTE 4 - SHORT-TERM AND LONG-TERM DEBT:

Short-term and long-term debt are analyzed as shown below:

SANLUIS debt restructuring

In March 1998, SANLUIS completed a public offering of US$200 million Eurobonds (Eurobonds) at the fixed rate of 8.875%, due in a single payment on March 18, 2008, with interest payable semiannually. As a result of a lower demand for the company's products resulting from the slowdown in the North American automotive sector, on September 20, 2001, SANLUIS announced its decision to temporarily suspend interest payments of this credit, as well as the payment of principal corresponding to its Euro Commercial Paper program amounting to US$77.5 million and other debt amounting to US$13.8 million.

SANLUIS began negotiations with its creditors to restructure its debt, As a result of these negotiations, on August 21, 2002, SANLUIS reached an agreement-in-principle with a committee representing its financial lenders, which agreement was submitted for approval to the full group of financial lenders in a document distributed on September 30, 2002. The term established by the company to receive the lenders' acceptance for the proposed restructuring originally matured on November 8, 2002. However, considering the positive reaction to the proposal, At November 12, 2002, represented 58.56% of the eurobonds tenders, for this SANLUIS decided to extend the term to December 3, 2002, with an effective completion date, after considering the reallocation of over subscription of the cash exchange offer, on December 13, 2002. As shown below,87% of SANLUIS creditors accepted the terms of the restructuring.

Following is a summary of the results of the restructuring:

Debt	Outstanding debt before the Restructuring	Restructured debt	Debt not restructured
Eurobonds	US$ 200,000	US$ 188,090	US$ 11,910
Euro Commercial Paper	77,500	58,460	19,040
Credit Agricole Indosuez	8,000		8,000
Credit Suisse First Boston	5,814	5,814	
	US$ 291,314	US$ 252,364	US$ 38,950

SANLUIS completed its debt restructuring in the following terms:

Offer to buy back US$128.6 million outstanding debt for cash (cash tender offer) repaying US$45 million. The holders received a cash payment of US$350 per each US$1,000 principal amount of SANLUIS debt. The company determined a Ps951,710 (US$94.9 million) gain, net of restructuring costs, which is shown as an extraordinary item in the accompanying consolidated statement of income.

Offer to exchange US$123.7 million outstanding debt for new debt (debt exchange offer) of SISA. For each US$1,000 principal amount of SANLUIS debt tendered in the exchange offer, the holders thereof received:

1. US$384.15 in principal amount of newly issued 8% Senior Notes due June 30,

2010, of SISA. Principal of these notes will be payable in full upon maturity. Interest will accrue at a rate of 8% per annum and will be payable in cash if available and otherwise will be paid-in-kind and capitalized. The outstanding balance of these obligations amounts to US$47.5 million (Ps498,311).

2. US$615.85 in principal amount of newly issued 7% Mandatorily Convertible Debentures (MCDs) due June 30, 2011, of SISA. Principal of the MCDs will be repayable in full upon maturity, and interest will be paid-in-kind and capitalized and accrue at a rate of 7% per annum. The MCDs will convert into a new class of SISA shares (Class "B") only if the MCDs are not paid in full at maturity, or in the event of any other default. The outstanding balance of these obligations amounts to Ps807,971 (US$76.2 million) and is shown as investment of minority stockholders in the accompanying financial statements (see Note 2o.).

Restructuring of the Suspension Group

On April 28, 2000, Rassini sold to a Trust named "Leaf Spring Export Trust 2000" its future collection rights on the accounts receivable arising from open purchase orders issued by Ford Motor Co., DaimlerChrysler AG., Nissan North America, Inc. and Toyota Motor Manufacturing North America, Inc. Based on the collection rights acquired by the Leaf Spring Export Trust 2000, it entered into a five-year US$175 million Secured Export Loan Agreement (SEL).

As a result of the events mentioned in Note 1b., the company was not in compliance with the ratios imposed by the credit agreement as of September 30, 2001 and negotiated with the banks to defer the principal payments due under the SEL and other debt as from November 2001. At that date, the direct outstanding debt of the Suspension Group subsidiaries, as well as that secured by them (indirect debt), amounted to US$234.2 million, with to US$156.7 million corresponding to the SEL and US$77.5 million to other debt.

On March 17, 2002, the company and a committee representing the banks involved in the SEL and other credits of the Suspension Group reached an agreement in principle, subject to the terms of the SANLUIS debt restructuring.

On January 15, 2003, once SANLUIS had completed its debt restructuring, the company and the fourteen creditors represented by JP Morgan Chase Bank and Banco Nacional de Mexico, S. A. signed the final restructuring agreement, the main terms of which are described below:

Total debt of the Suspension Group at December 31, 2002 amounted to US$234.2 million. This debt was broken down into Tranche A, amounting to US$176.7 million and Tranche B, amounting to US$57.5 million. Tranche A will be repaid on an increasing installment basis beginning on December 2003, and in a single payment on December 31, 2008. Tranche B will be due in a single payment on December 31, 2008.

Total debt will be subject to interest payable quarterly at the Eurodollar Rate plus a margin of 3.50% up to December 2006. Subsequently, the applicable margin will be 5.5%, unless the company prepays the principal balance in December 2006.

Under certain conditions, the proceeds of an equity offering, sale of assets or additional debt must be applied to repay this debt.

The assets of the Suspension Group debt and the shares of SRA and its subsidiaries will guarantee this debt.

The company and the banks agreed to: a) limit the company's capital expenditures for each of the following five years, and b) prohibit SANLUIS and SRA and its subsidiaries to enter into any transaction involving the payment of money to any brake subsidiary.

SRA and Rassini must enter into interest rate swap agreements to set the variable interest rate for at least a three-year period, covering at least 50% of the outstanding principal balance.

The banks are entitled to receive a restructuring fee equal to 2% of the outstanding balance at the date of the final restructuring agreement (US$4.6 million), which was documented with a promissory note maturing in December 2007.

This loan agreement imposes certain operating restrictions and financial covenants on the Suspension Group, which affect, and in many respects limit or prohibit, among other things, the company's ability to pay dividends, to incur additional indebtedness, to create liens and to carry out transactions with derivative financial instruments.

Fundimak, S. A. de C. V. (Fundimak) syndicated loan

On October 20, 2001, Fundimak received a loan of US$40 million to finance the expansion of the plants of the Brake group. As a result of certain covenant violations, Fundimak and the banks agreed to amend the loan agreement on December 21, 2001 and November 25, 2002. At December 31, 2002 the outstanding balance of this loan amounts to US$34 million, which is subject to interest at LIBOR plus 300 and 425 basis points, and is payable in thirty-five monthly installments beginning in August 2003. This loan matures as follows:

This loan is guaranteed by Inmobiliaria Rassini, S. A. de C. V. and Rassini Frenos, S. A. de C. V., both subsidiaries of Fundimak and the credit agreement imposes certain operating and financial covenants, which affect, and in many respects, limit or prohibit, among other things, Fundimak's ability to pay dividends, to incur additional indebtedness, to create liens and to consummate asset sales.

At June, 30, 2003, the company has no credit facilities available from any Mexican or foreign banks.

NOTE 5 - STOCKHOLDERS' EQUITY:

Capital structure -

The company's Series "A" (which may only be acquired by Mexicans) and "B" shares have full voting rights. Series "C" shares have no voting rights, and

Series "D" shares have limited voting rights and are convertible to Series "A" shares on November 30, 2004. Additionally, Series "D" shares have the right to receive a cumulative preferred dividend of Ps0.0048 per share, equivalent to 5% of the theoretical value of the shares. If dividends are paid on the other series of shares, Series "D" shares are entitled to a dividend equal to 130% of the amount paid in respect of the Series "A", "B" and "C" shares. The authorized variable portion of the capital stock has a limit of ten times the fixed minimum.

In the event dividends are paid from retained earnings not arising from the Net After-Tax Profit Account, tax is payable according to the Income Tax Law. In the event of a reduction of capital, any excess of stockholders' equity over the balances of the capital contribution, net tax profit and net reinvested tax profit accounts will be treated for Mexican tax purposes as dividends.

NOTE 6- INCOME TAX (IT), ASSET TAX (AT) AND EMPLOYEES' STATUTORY PROFIT SHARING (ESPS):

The company's subsidiaries file individual income tax returns. In addition, SANLUIS files a consolidated tax return, which includes all subsidiaries. The Mexican Income Tax Law limits the tax consolidation to 60% of the parent's equity interest.

Taxable income differs from financial pre-tax income mainly because of: i) the immediate tax deduction of fixed assets and inventory purchases; ii) the gain on monetary position, and iii) other items which are not fully taxable and the effect of certain inflation adjustments for tax purposes.

In accordance with the new Mexican Income Tax Law effective January 1, 2002, the current income tax rate of 35% will be reduced annually by 1% from 2003 to 2005, to a nominal rate of 32%.

NOTE 7 - CONTINGENCY

On January 14, 2003, the seventh district court admitted a suit filed by Orix Finance Corporation I and Orixtex, LLP, presumably holders of Eurobonds issued by SANLUIS amounting to US$2.5 million, requesting that SANLUIS be declared bankrupt ("Concurso Mercantil").

SANLUIS and its legal advisors consider that there are sufficient elements to demonstrate that the conditions established in the Mexican Bankruptcy Law ("Ley de Concursos Mercantiles") have not been met. In addition, it is SANLUIS' opinion that the agreements signed with its creditors are fair and irreversible.

NOTE 8- FINANCIAL STATEMENT EXCLUDING THE MINING BUSSINES AND HENDRICKSON RASSINI IN ALL PERIODS

In order to make the information comparable between last year and this the following financial statements are presented:

Without Hendrickson and without debt restructuring (A) it excludes Hendrickson Rassini operations as well as all the effects of debt's

restructuring which was finalized december 2002. In this version are presented bank loans as well as its interest payments as they were considered before the debt restructure was achieved-

Without Hendrickson but with debt restructuring (B) it excludes Hendrickson Rassini operations but includes SANLUIS' bank debt restructure considering an 87% success rate as well as its results in income statement principally in the interest row and extraordinary items. This version is comparable with current quarter numbers, which excludes Hendrickson Rassini but includes final restructure effects.

SANLUIS Corporación, S.A. de C.V. and Subsidiaries
Consolidated Statements of Income at June 30th, 2003 and 2002
(in thousands of Mexican Pesos in Purchasing Power of June 30th 2003)

	2003	2002 (A)	2002 (B)
Net Sales	2,516,031	2,134,614	2,134,614
Gross Profit	566,448	508,577	508,577
Operating Income	216,449	178,885	178,885
Interest Paid	165,453	248,296	111,667
Total Financial Cost	169,763	471,727	319,111
Mayority Net Income	(64,618)	(639,089)	418,918

Consolidated Balance Sheets as of June 30th, 2003
(in thousands of Mexican Pesos in Purchasing Power of June 30th 2003)

	2003	2002 (A)	2002 (B)
Total current assets	1,564,445	1,864,869	1,404,785
Property, Plant & Equipment, net	4,126,997	3,932,662	3,932,662
Other Assets	1,466,821	2,065,265	1,973,816
Net assets in discontinuos Operation		72,525	72,525
Total Assets	7,158,263	7,935,321	7,383,788
Total Current Liabilities	1,319,433	4,244,709	1,259,148
Total Long-term Liabilities	3,379,125	2,742,634	3,349,826
	4,698,558	6,987,343	4,608,974
Total consolidated Net Worth	2,459,705	947,978	2,774,814

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 ADMINISTRACION Y CONTROL SANLUIS, S.A. DE C.V.	TENEDORA	1,258,616,577	99.99	1,338,095	204,344
2 SANLUIS CO-INTER, S.A.	TENEDORA	4,899,999	99.99	587,496	622,709
3 CORPORACION TURISTICA SANLUIS, S.A. DE C.V.	TENEDORA	333,878,051	99.99	609,515	1,604,280
TOTAL INVESTMENT IN SUBSIDIARIES				**2,535,106**	**2,431,333**
ASSOCIATEDS					
1 BREMBO RASSINI, S.A DE C.V.	PRODUCCION Y VENTA DE DISCOS Y ROTORES	165,315	24.00	8,495	51,823
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**8,495**	**51,823**
OTHER PERMANENT INVESTMENTS					**93,157**
T O T A L					**2,576,313**

NOTES

(1) Se entiende por empresas Subsidiarias a lo que se establece en los términos de los incisos b) y e), y empresas Asociadas en los términos de los incisos f) y g) del párrafo 3 del boletín B-8.
(2) Porcentaje en relación al total de Capital Social pagado en la empresa de referencia.
(3) Para este propósito deberá observarse lo establecido por la disposición cuarta incisos 1 y 2 de la circular 11-10, expedida por la Comisión Nacional Bancaria y de Valores.
(4) En este renglón se deberán especificar el número de Subsidiarias (Asociadas) que integran el renglón de otras Subsidiarias (Asociadas) y los totales de número de acciones, costo de adquisición y valor actual.

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	485,377	56,441	428,936	518,203	114,468	832,671
MACHINERY	2,348,571	684,261	1,664,310	2,009,686	783,292	2,890,704
TRANSPORT EQUIPMENT	12,916	5,537	7,379	5,061	5,856	6,584
OFFICE EQUIPMENT	18,264	10,830	7,434	17,712	13,486	11,660
COMPUTER EQUIPMENT	95,923	49,232	46,691	13,670	28,984	31,377
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**2,961,051**	**806,301**	**2,154,750**	**2,564,332**	**946,086**	**3,772,996**
NOT DEPRECIATION ASSETS						
GROUNDS	23,658	0	23,658	77,848	0	101,506
CONSTRUCTIONS IN PROCESS	240,481	0	240,481	12,014	0	252,495
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**264,139**	**0**	**264,139**	**89,862**	**0**	**354,001**
TOTAL	**3,225,190**	**806,301**	**2,418,889**	**2,654,194**	**946,086**	**4,126,997**

NOTES

El total de la columna del Valor en Libros más la Revaluación menos la Depreciación de la Revaluación deberá validar con la cuenta de Activo Fijo Neto del Estado de Situación Financiera (S12).

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2003**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
HSBC Bank plc. (Agent)	20/09/2001	9.00	0	0	0	0	0	0	0	0	197,648	0	0	0	0	0
The Bank of New York (Truste	18/03/2008	8.88	0	0	0	0	0	0	0	0	0	0	0	0	0	116,657
RCA (Reestructured Credit Ag	31/12/2008	4.62	0	0	0	0	0	0	0	52,595	26,297	84,150	199,856	241,933	284,008	1,575,147
Emisión de Obligaciones Nota	30/06/2010		0	0	0	0	0	0	0	0	0	0	0	0	0	528,645
Credit Agricole Indosuez	30/10/2001	6.26	0	0	0	0	0	0	0	0	84,150	0	0	0	0	0
Scotia Bank Inverlat	25/06/2006	4.57	0	0	35,063	42,075	142,004	138,497	0	0	0	0	0	0	0	0
Banco Safra	15/08/2006	24.35	0	0	0	0	0	0	0	0	1,234	216	576	621	10	0
TOTAL BANKS			0	0	35,063	42,075	142,004	138,497	0	52,595	309,329	84,366	200,432	242,554	284,018	2,220,449

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
NICHIMEN			0	0	0	0	0	0	0	0	0	114,253	0	0	0	0
ACEROS VILLARES			0	0	0	0	0	0	0	0	0	50,679	0	0	0	0
ATLAX, S.A. C.V.			0	0	0	27,327	0	0	0	0	0	0	0	0	0	0
STEELCO MC MASTER INC			0	0	0	0	0	0	0	0	0	26,873	0	0	0	0
MONROE MEXICO, S.A. C.V.			0	0	0	15,045	0	0	0	0	0	0	0	0	0	0
METAL ONE ASIA LTD			0	0	0	0	0	0	0	0	0	13,564	0	0	0	0
GERDAU, INC.			0	0	0	0	0	0	0	0	0	12,761	0	0	0	0
PARTES DE PLASTICO DE MEXICO			0	0	0	6,621	0	0	0	0	0	0	0	0	0	0
VOLCLAY DE MEXICO, S.A.			0	0	0	5,501	0	0	0	0	0	0	0	0	0	0
MATERIALS PROCESING			0	0	0	0	0	0	0	0	0	4,661	0	0	0	0
ALLEGHENY COATINGS			0	0	0	0	0	0	0	0	0	4,387	0	0	0	0
DE ACERO, S.A. C.V.			0	0	0	4,143	0	0	0	0	0	0	0	0	0	0
TIMKEN DE MEXICO, S.A.			0	0	0	4,077	0	0	0	0	0	0	0	0	0	0
MATERIAS PRIMAS DYASA, S.A.			3,914	0	0	0	0	0	0	0	0	0	0	0	0	0
MENIE MACHINE Co.			0	0	0	0	0	0	0	0	0	3,896	0	0	0	0
FLEXIBLE PRODUCTS			0	0	0	0	0	0	0	0	0	3,884	0	0	0	0
SWITF TRANSPORTATION Co. INC			0	0	0	0	0	0	0	0	0	3,873	0	0	0	0
SLATER STEEL, INC.			0	0	0	0	0	0	0	0	0	3,623	0	0	0	0
CIA. SIDERURGICA BELGO MINEI			0	0	0	0	0	0	0	0	0	3,603	0	0	0	0
AUTOTRANSPORTES ORTEGA TAFOY			3,535	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS PROVEEDORES			65,559	0	0	54,463	0	0	0	0	0	45,121	0	0	0	0
TOTAL SUPPLIERS			73,008	0	0	117,177	0	0	0	0	0	291,178	0	0	0	0
OTROS PASIVOS			228,574	0	4,428	133,114	5,318	3,063	2,298	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			228,574	0	4,428	133,114	5,318	3,063	2,298	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2003**

Final Printing
CONSOLIDATED

Credit	Amortization	Rate of	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
Type / Institution	Date	Interest	Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			301,582	0	39,491	292,366	147,322	141,560	2,298	52,595	309,329	375,544	200,432	242,554	284,018	2,220,449

NOTES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $10.5188 PESOS POR DÓLAR AMERICANO

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2003**

SANLUIS CORPORACION , S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	193,206	2,060,680	0	0	2,060,680
OTHER	1,112	11,528	0	0	11,528
TOTAL	**194,318**	**2,072,208**			**2,072,208**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	57,404	616,907	0	0	616,907
INVESTMENTS	0	0	0	0	0
OTHER	26,433	281,716	0	0	281,716
TOTAL	**83,837**	**898,623**			**898,623**
NET BALANCE	**110,481**	**1,173,585**			**1,173,585**
FOREING MONETARY POSITION					
TOTAL ASSETS	**83,332**	**876,554**	**7,845**	**82,519**	**959,073**
LIABILITIES POSITION	**398,156**	**4,188,117**	**11,393**	**119,841**	**4,307,958**
SHORT TERM LIABILITIES POSITION	85,266	896,889	11,393	119,841	1,016,730
LONG TERM LIABILITIES POSITION	312,890	3,291,228	0	0	3,291,228
NET BALANCE	**(314,824)**	**(3,311,563)**	**(3,548)**	**(37,322)**	**(3,348,885)**

NOTES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $10.5188 PESOS POR DÓLAR AMERICANO

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **2** YEAR: **2003**

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,196,896	5,127,485	3,930,589	0.40	15,722
FEBRUARY	1,160,234	5,287,556	4,127,321	0.27	11,144
MARCH	1,241,210	5,387,283	4,146,074	0.63	26,120
APRIL	1,990,705	4,588,942	2,598,237	0.17	4,417
MAY	1,471,455	4,773,545	3,302,090	(0.32)	(10,567)
JUNE	1,454,446	4,581,448	3,127,003	0.00	0
ACTUALIZATION:	0	0	0	0.00	56
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**46,892**

NOTES

STOCK EXCHANGE CODE:
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: YEAR:

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **2** YEAR: **2003**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
RASSINI XALOSTOC (1)	FABRICACION Y VENTA DE MUELLES	2,377	87
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE RESORTES	4,925	75
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE MUELLES	5,209	56
RASSINI	FABRICACION Y VENTA DE BARRAS	2,836	76
TORSION BARS (1)	DE TORSION	0	0
SUSPENSIONES RASSINI (1)	FABRICACION Y VENTA DE MUELLES	3,400	92
RASSINI	FABRICACION Y VENTA DE DISCOS,	0	0
FRENOS (1)	TAMBORES Y ROTORES	7,640	85
BYPASA (1)	FABRICACION Y VENTA DE BUJES	35,000	80
MUELLES BRASIL (2)	FABRICACION Y VENTA DE MUELLES	44,000	97
RESORTES BRASIL (1)	FABRICACION Y VENTA DE RESORTES	2,600	90

NOTES

(1) MILES DE PIEZAS ANUALES
(2) TONELADAS ANUALES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **2** YEAR: **2003**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN	DOM. SUBST.	COST PRODUCTION (%)
		SOLERA	MC STEEL TRADE CENTER DUFERCO SLATER STEEL INC. NICHIMEN CANADA INC. TOYOTA TSUSHO AMERICA INC.		66.43
SOLERA	VILLARES (BRASIL) GERDAU (BRASIL)				65.04
		BARRA REDONDA	STELCO INC.		63.45
		BARRA P/FABRIC. DE BARRAS DE TORSION	JACKSON TUBE STELCO		59.38
CHATARRA DE 1a. AUTOMOTRIZ			DISTRIBUIDORA DE ALEACIONES MATERIALS PROCESSING INC.		33.88
	VOLCLAY DE MEXICO SA DE CV				

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **2** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
(PZAS) MUELLES	2,798,595	1,187,287	9,916	110,659		RASSINI	ARMADORAS AUTOMOT
(PZAS) BARRAS DE TORSION	1,034,098	88,411	328,606	23,033		RASSINI	ARMADORAS AUTOMOT
(PZAS) RESORTES HELICOIDALES	1,761,766	89,049	622,930	29,919		RASSINI	ARMADORAS AUTOMOT
(PZAS) DISCOS TAMBORES, ROTORES	4,324,000	552,143	1,703,907	172,748		RASSINI	ARMADORAS AUTOMOT
(TONS) BRASIL	22,458	225,403	21,164	226,399		RNA	
TOTAL		2,142,293		562,758			

FILE No.82-2867

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **2** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
(PZAS) MUELLES			2,814,124	1,236,365	E.U.A. Y CANADA	RASSINI	ARMADORAS AUTOMOT
(PZAS) BARRAS DE TORSION			725,801	84,180	E.U.A.	RASSINI	ARMADORAS AUTOMOT
(PZAS) RESORTES HELICOIDALES			1,189,962	75,870	E.U.A.	RASSINI	ARMADORAS AUTOMOT
(PZAS) DISCOS, TAMBORES, ROTORES			2,674,809	538,555	E.U.A.	RASSINI	ARMADORAS AUTOMOT
(TONS) BRASIL			1,455	18,303		RNA	ARMADORAS AUTOMOT
TOTAL				1,953,273			

NOTES

El volumen se representa en unidades.
El monto se representa en miles de pesos.
Las ventas de Brasil corresponden a Muelles y Resortes y se consideran nacionales las que se realizan en Brasil y de exportación las que se realizan fuera de éste.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2002	858,274
Number of shares Outstanding at the Date of the NFEA: (Units)	2,279,575,680

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF JUNIO OF 2003

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2003	868,917
Number of shares Outstanding at the Date of the NFEA: (Units)	227,957,568

STOCK EXCHANGE COD **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **1** YEAR: **1997**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

STOCK EXCHANGE COD SANLUIS QUARTER: 2 YEAR: 2003

RAZON SOCIAL: **SANLUIS CORPORACION , S. A. DE C. V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** 0

Number of Shares Outstanding at the Date of the NFEAR:
(Units) 227,957,568

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF JUNIO OF 2003

FISCAL EARNINGS: 0

0

- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT: 0

DETERMINATED RFE OF THE FISCAL YEAR 0

- INCOME TAX (DEFERED ISR):

NFER FROM THE PERIOD 0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2003 0

Number of shares Outstanding at the Date of the NFEAR
(Units) 227,957,568

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR
(Units) 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		9	107,664,450		107,664,450		10,383	
B		9	40,097,706			40,097,706	3,867	
C		9	40,097,706			40,097,706	3,867	
D		9	40,097,706			40,097,706	3,867	
TOTAL			***227,957,568***	***0***	***107,664,450***	***120,293,118***	***21,984***	***0***

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
227,957,568
SHARES PROPORTION BY :

CPO'S : LAS ACCIONES DE LAS SERIES 'B', 'C' Y 'D' NO COTIZAN INDIVI
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** TO **30** OF **JUNE** OF **2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.



ING SERGIO MAURICIO VISINTINI FRESCHI
DIRECTOR GENERAL DE FINANZAS Y CFO



C.P. JUAN PABLO SÁNCHEZ KANTER
DIRECTOR DE CONTROL DE GESTION

MEXICO, D.F., AT JULY 24 OF 2003

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SANLUIS   FECHA: 24/07/2003 12:43

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: SANLUIS CORPORACION , S. A. DE C. V.
DO MICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5-229-58-00
FAX: 5-202-6604   **AUTOMATICO:** X
E-MAIL: sanluis@sanluiscorp.com.mx
DIRECCION DE INTERNET: www.sanluiscorp.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: SCO960314EE3
DOMICILIO MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: LIC GUSTAVO ZENIZO GONZALEZ
DOMICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5-229-5800
FAX: 5-202-6604

FILE No. 82-2867

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE EJECUTIVO Y CONSEJERO DELEGADO
NOMBRE: ING ANTONIO MADERO BRACHO
DOMICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-6604
E-MAIL: amadero@sanluiscorp.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING ANTONIO MADERO BRACHO
DOMICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SANLUIS FECHA: 24/07/2003 12:43

TELEFONO: 5-229-5800
FAX: 5-202-6604
E-MAIL: amadero@sanluiscorp.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR GENERAL DE FINANZAS Y CFO
NOMBRE: ING SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO: MONTE PELVOUX 220 PISO 7
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-3842
E-MAIL: svisintini@sanluiscorp.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR DE FINANZAS CORPORATIVAS
NOMBRE: ING. JUAN CARROLL DE LA TORRE HENSON
DOMICILIO: MONTE PELVOUX 220 PISO 7
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-3842
E-MAIL: jtorre@sanluiscorp.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: DIRECTOR JURIDICO
NOMBRE: LIC. GUSTAVO ZENIZO GONZALEZ
DOMICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-6604
E-MAIL: gzenizo@sanluiscorp.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO PROPIETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE: LIC. AGUSTIN SANTAMARINA VAZQUEZ
DOMICILIO: CAMPOS ELISEOS 345 PISO 2
COLONIA: CHAPULTEPEC POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-279-5414
FAX: 5-280-3458
E-MAIL: asantamarina@s_s.com.mx

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: PRIMER PROSECRETARIO
NOMBRE: LIC. FERNANDO TODD ALVAREZ
DOMICILIO: FRANCISCO PETRARCA 133 DESPACHO 401

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SANLUIS　　　　FECHA: 24/07/2003 12:43

COLONIA:	CHAPULTEPEC MORALES
C. POSTAL:	11570
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5203-6333
FAX:	5203-6006
E-MAIL:	info@todd.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. HECTOR AMADOR ADAM
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	hamador@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS Y CFO
NOMBRE:	ING. SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE CONTROL DE GESTION
NOMBRE:	C.P. MARIA ISABEL OLANO DEL MORAL
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	iolano@sanluiscorp.com.mx

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

LAS CIFRAS AL 30 DE JUNIO DE 2002 (TRIMESTRE AÑO ANTERIOR) INCLUYE LOS RESULTADOS DE HENDRICKSON RASSINI Y MOVIMIENTOS DE REESTRUCTURA (Ver Nota 8)
r4: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $158,673 EN 2003 Y $154,847 EN 2002 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

r24: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES PAGADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

r26: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES GANADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

Utilidad (pérdida) por acción no incluye la serie "D"
d04: Cálculo realizado sobre Acciones Ordinarias
d05: Cálculo realizado sobre Acciones Ordinarias
d06: Cálculo realizado sobre Acciones Ordinarias
d07: Cálculo realizado sobre Acciones Ordinarias

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.